UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 28, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ☐
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):82- ☐.

(Quarterly report for the three months ended 30 September 2008. All dollar figures refer to US dollars.)	28 October 2008
Group Overview

•	Group gold production for the quarter was a record 250,000 oz, up 41 % on the previous three months to June:

•	Transition to multi-mine operation achieved following completion of Equigold merger in June:
Production Summary
(Ozs, Attributable to LGL)

Operation	Sept Quarter	June Quarter
Lihir Island, PNG	216,371	169,693

Mt Rawdon, Qld	23,838	5088

Kirkalocka, WA	7726	1716

Ballarat, Vic	2176	614

Total	250,110	177,111
•	Total Cash Costs for the group of $412/oz, which continues to position the company at the lower end of the global gold production cost curve.

•	Average realised cash gold price of $847/oz.

•	Expansion projects and development proceeding:
—	Bonikro (Ivory Coast) poured first gold October 6.

—	Ballarat production ramping up in fourth quarter.

—	Lihir Island Million Ounce Plant Upgrade proceeding on budget and on schedule.
Outlook

•	Group production in 2008 is expected to be approximately 850,000 oz, in line with previous guidance.

•	Total cash costs per ounce for the full year expected to be approximately $400-420/oz.

Third Quarter Production Report to 30 Sept 2008  Page 1 of 11

LGL has made excellent progress in the third quarter and remains on track towards achieving its group production target of 850,000 ounces for the full year.

Managing Director’s Review
The LGL Group successfully completed its transition to a multi-mine operation in the third quarter of 2008, leading to record quarterly gold production of 250,000 ounces, up 41% on the preceding three months to June.
Significant production was sourced from operations in PNG and Australia, confirming the progress the company has made in diversifying revenues and reducing single mine risk, while at the same time adding significant growth potential.
Importantly, the increase in production also reflected a strong improvement in performance at the cornerstone asset of Lihir Island, which produced 216,371 ounces in the quarter, compared with 170,000 oz in the three months to the end of June. This was supplemented by contributions from Mt Rawdon in Queensland (23,838 oz) and Kirkalocka in Western Australia (7726 ozs), which became part of the LGL group from the completion of the Equigold merger in June.
Meanwhile, at Ballarat in Victoria, ore production from underground stopes commenced in August, enabling preliminary processing of low grade material in the quarter, producing 2176 ozs of gold.
In addition to the strong production outcome, good progress was made in project development at Bonikro, in Ivory Coast, which poured its first gold on October 6, and at Lihir Island, where work advanced on the Million Ounce Plant Upgrade project.
The excellent results achieved in the third quarter confirm the progress the LGL group has made in executing its strategy of building on the rich Lihir Island deposit to create a major, diversified gold producer, with a portfolio of high quality, low cost assets delivering consistent performance and exciting growth potential.
     Financial Overview
Operating margins in the third quarter remained healthy. Gold sales totalled 237,420 ounces, at an average realised cash gold price of $847/oz, while total cash costs averaged $412 an ounce (excluding Ballarat, which remains in pre-production).
Costs continued to rise across the industry in the quarter, with average total cash costs for the gold mining sector estimated to be approximately $450/oz. Unit costs at LGL, while relatively low by industry standards, were higher than plan, with the main increases felt in power generation costs, diesel costs and maintenance. A moderation in the Australian dollar/US dollar exchange rate had a minor positive impact on costs in the quarter.
     Outlook
Full year production in 2008 is expected to be approximately 850,000 ozs. This will include record production of more than 700,000 oz from Lihir Island, approximately 40,000 oz from Bonikro, 50,000 oz from Mt Rawdon and 9400 oz from Kirkalocka. Delays in underground development at Ballarat have reduced expected production this year to around 20,000 oz, although this will increase in 2009 as production areas are opened and ore drives access higher grade zones.
Unit costs are forecast to be in the region of $400-420 per ounce, which is higher than initially forecast due to cost pressures across the industry during the year to date. Declining diesel prices and the reduction in the Australian dollar exchange rate in the fourth quarter, if sustained, should help to alleviate some cost pressures in the future.
Overall, the company has made excellent progress in the third quarter and remains on track towards achieving stated group production targets. The fourth quarter promises to be an exciting period for the company, with Bonikro in full production for the quarter, and Ballarat ramping up mining rates and gold production.
I look forward to reporting further good progress when we release our Fourth Quarter production report in January.

ARTHUR HOOD
Managing director
Third Quarter Production Report to 30 Sept 2008 Page 3 of 11

Operations
PRODUCTION STATISTICS

								Change
								Sept 08
			Sept	June	March	Dec	Sept	From
			Quarter	Quarter	Quarter	Quarter	Quarter	Jun 08
			2008	2008	2008	2007	2007	(%)
Lihir Island
Mining	High grade ore	Kt	1,950	1,317	965	1,606	1,047	48
	Economic grade ore	Kt	2,451	3,130	1,113	1,241	283	-22
	Material moved	Kt	12,035	12,057	13,518	15,231	12,547	0
Processing	Ore milled	Kt	1,685	1,614	1,277	1,521	1,043	4
	Autoclave feed	Kt	1,304	1,281	961	1,304	965	2
	Autoclave grade	g Au/t	6.07	4.80	5.38	4.80	5.91	27
	Recovery	%	82.2	81.8	81.1	81.2	82.5	0
	Gold poured	Oz	216,371	169,693	138,525	168,013	156,468	28

Mt Rawdon*
Mining	Ore mined	Kt	858	807	945	919	777	6
Processing	Ore milled	Kt	870	863	896	901	850	1
	Head grade	g Au/t	0.92	1.10	1.06	1.09	1.30	-17
	Recovery	%	89.8	89.9	89.1	90.9	91.1	0
	Gold poured	Oz	23,838	26,806	26,801	29,543	31,919	-25
	Attributable to LGL	Oz	23,838	5,088	0	0	0

Kirkalocka*
Processing	Ore milled	Kt	150	362	374	354	318	-59
	Head grade	g Au/t	1.26	1.13	1.02	0.99	1.07	12
	Recovery	%	89.0	91.7	91.8	89.1	98.8	-3
	Gold poured	Oz	7,726	12,039	10,709	9,840	10,001	-36
	Attributable to LGL	Oz	7,726	1,716	0	0	0

Ballarat	U/g development	M	1,552	1,373	930	702	1,157	13
	Gold poured	Oz	2,176	614	663	880	357	254
LGL Group		Oz	250,110	177,111	139,188	168,893	156,825	41

*	Acquisition effective from 17 June 2008. Kirkalocka ceased production from 14 August.
Third Quarter Production Report to 30 Sept 2008 Page 4 of 11

LIHIR ISLAND
Consistent supply of high grade ore from the pit and record process plant throughputs enabled Lihir Island to achieve a strong production result of 216,371 ounces in the third quarter, up from 169,693 ounces in the three months to June.
Mining performance was solid. While overall material movements were lower than expected, due to unscheduled shovel maintenance, delivery of high grade ore was higher than plan. This was partly due to mining having reached a favourable stage in pit development, with activity focused in the high grade zones of Phase 8, which is expected to provide a more consistent high grade feed through into 2009.
Machinery availabilities are expected to increase significantly in the current quarter, with delivery of a new shovel scheduled in November. This should enable material movements of 50-55 million tonnes to be achieved for the full year.
In the process plant, a record 1.69 million tonnes of ore was milled, with throughputs benefiting from the removal of front end constraints in the crushing circuit and the additional grinding capacity installed during 2007.
Feed to the autoclaves was also at record levels of 1.3 million tonnes, with throughputs increased by adjustments to the plant to enable increased sulphur oxidation rates. Overall sulphur processing rates are now exceeding 1000 tonnes per day. Autoclave feed included some 230,000 tonnes of flotation concentrate, which combined with higher grade ore from the pit, lifted autoclave feed gold grade to a healthy 6.07 grams/tonne.
Million Ounce Plant Upgrade
The project for expansion of the Lihir Island production capacity to more than 1 million ounces a year continued to gain momentum in the third quarter. The project, which will involve installation of additional crushing, milling, oxygen, pressure oxidation, CIL and tailings facilities, is budgeted to cost approximately $700 million in February 2008 dollars. Long lead items, including the oxygen plant, grinding mills and autoclave have been ordered and are on schedule. Equipment tender packages also have commenced being issued and all major engineering design packages have been awarded. Construction will commence in the first quarter of 2009. The project remains on schedule and on budget.

Operations
LIHIR ISLAND continued
Exploration
An extensive drilling program at Lihir Island continued to identify significant mineralization in the previously unexplored area between the Kapit and Lienetz pits. Full drilling results are included in the appendix to this report.
MT RAWDON
Gold production was 23,838 ounces for the quarter at a total cash cost of $459/oz. This exceeded budget and was attributable to a consistent milling performance and the continued positive reconciliation of mined ore to expected reserve.
A total of 869,835 tonnes of ore were milled during the quarter at a throughput rate of 411 tonnes per hour and mill availability of 96%. The grade of ore treated was 0.92g/t, which was slightly higher than expectations at a gold recovery in circuit of 90%.
Mining concentrated on ore and waste movements from the southern cutback zone of the pit. The blocks mined continued the ongoing positive grade and tonnes reconciliation to reserve noted in the recent past, yielding an additional 4,676 ounces during the quarter when compared to reserve.
The consistent history of over performance of the Mt Rawdon ore body will be studied in the upcoming quarter via a review and recalculation of reserves to reflect the higher grade nature of components of the ore zone.
KIRKALOCKA
The Kirkalocka plant treated its last ore on 14 August before ceasing operations. The plant was then placed into care and maintenance on 12 September.
In its final production quarter the Kirkalocka plant milled 150,025 tonnes at 1.26g/t for 5,422 ounces, for a life of mine total of 7.2 million tonnes @1.53g/t or 307,618 oz.
Profiling and rehabilitation of waste dumps, spreading and ripping of top soil on all exposed areas with exception of the plant, tails storage facility, air strip and access roads has been completed during the quarter. Seeding of the waste dump, laterite pits and ROM stockpile was also carried out.

The exploration and mining tenements forming the Kirkalocka project have been sold to a third party (LGL retaining an interest via a shareholding in the third party).
BALLARAT
The production ramp-up at Ballarat started late in the quarter following mining of the first production stopes. Despite record development of 1552 metres during the quarter, later than expected completion of ventilation infrastructure in the Southern Zone and low availability from the truck and loader fleet slowed development and restricted access to higher grade ore zones.

	Q3 08	Q2 08	Q1 08	Q4 07	Q3 07
U/G Development (m)	1552	1373	930	702	1069
Ventilation infrastructure in the southern end of the mine was completed late in the quarter.
Total ore hauled to surface was 24,937 tonnes being a mixture of low grade development ore and stoping tonnes principally from the Central Zone accessed via the Woah Hawp and Sovereign declines.
Development work continued on the Golden Point shaft which was at a depth of 210 metres at quarter end. The shaft is expected to be completed by year end, reaching a depth of more than 300 metres.
Processing of ore remains a batch operation until the mine is able to deliver consistent material late this year. A total of 31,227 tonnes of low grade ore from the Central Zone was processed to produce 2176 ounces. An additional tertiary crusher was installed during the third quarter as well as a second fine ore bin. These will allow 24 hour downstream processing to commence while limiting crushing to day shift only, to ensure minimal disturbance to the local community.
BONIKRO
The Bonikro operation in Ivory Coast officially became a producing mine on October 6, with the first gold pour from the project following completion of major construction and the start of ore processing during the September quarter.
Commissioning of the processing facilities began on 22 August, with 24 hour operations commencing on September 15. The gravity circuit was commissioned late in October. Throughput is currently made up of oxide ore, enabling processing tonnages to achieve rates in excess of 2.4 million tonnes per year. Gold grades are currently running at approximately 1.6 g/t and plant recovery rates are in line with expectations. Bonikro gold production in 2008 is expected to be approximately 40,000 ounces, slightly lower than previous guidance due to commissioning delays. In future years, annual gold production is expected to average 120,000 ounces, with the mine life currently estimated at 8 years.
IVORY COAST EXPLORATION
LGL’s exploration holdings in Ivory Coast consist of 11 granted exploration licences covering 8000 square kilometres, with a further 8 licences under application covering 7000 square kilometres and another 7000 square kilometres held in a joint venture.
Exploration activity during the September 2008 quarter was focussed on extending current Akissi-So, Assonji-So and Chappell resources on the Hiré licence. Extensive resource definition drilling programmes were carried out at these two project areas, producing some encouraging assay results. These are listed in Appendix One.
At Assonji-So the western extension was extended by 50 metres along strike and still remains open to the west. Further drilling to test this extension will commence in the December 2008 quarter.
During the September 2008 quarter the final 1518 RC metres of an 7498 metre RC drill programme were completed on the TSA001 prospect on the Timbé licence. The results showed narrow, low to moderate grade mineralisation.
The exploration program is being ramped up over coming months, with planning and resourcing being put in place to implement a $22 million program in 2009. This will involve additional drilling contractors, staff resources and geophysical surveys.
Third Quarter Production Report to 30 Sept 2008 Page 7 of 11

Financial Data
SALES

					Change
		Sept	June	March	Sept 08
		Quarter	Quarter	Quarter	From
		2008	2008	2008	Jun 08
Lihir Island
Gold sold	oz	200,480	170,697	129,515	17%
Price — cash	$/oz	865	900	928	-4%

Ballarat
Gold sold	oz	1854	631	761	194%
Price — cash	$/oz	853	912	946	-6%

Mt Rawdon
Gold sold	oz	24,599
Price — cash	$/oz	672

Kirkalocka
Gold sold	oz	10,487
Price — cash	$/oz	911

Total
Gold sold	oz	237,420
Price — cash	$/oz	847
COSTS

					Change
		Sept	June	March	Sept 08
		Quarter	Quarter	Quarter	From
		2008	2008	2008	Jun 08
Lihir Island
Gross Cash Costs	$/oz	538	594	713	-9%
Total Cash Costs	$/oz	411	417	462	-1%

Mt Rawdon
Gross Cash Costs	$/oz	499	465	399	7%
Total Cash Costs	$/oz	459	455	397	1%

Kirkalocka
Gross Cash Costs	$/oz	292	392	398	-25%
Total Cash Costs	$/oz	292	388	387	-25%

Total
Gross Cash Costs	$/oz	527
Total Cash Costs	$/oz	412

*	The Ballarat operation was not in commercial production in the quarter, hence costs incurred were offset against revenues in the period and remaining costs were capitalised.
A total of 237,420 ounces were sold in the quarter, at an average cash price of $847/oz. This included sales of 24,599 ounces of production from Mt Rawdon, at $859/oz, which was reduced by hedge deliveries of 15,488 ozs in the quarter at an average price of A$603/oz, to a realised cash price of $672/oz. The remainder of the hedge book totals 131,136 ozs, which are to be delivered atA$600 over the next 10 quarters.
Third Quarter Production Report to 30 Sept 2008 Page 8 of 11

Total cash costs for the group for the quarter were $412/oz.
Lihir Island costs reduced from $417/oz in the June quarter to $411/oz in the three months to September, as higher gold production offset increases in aggregate costs. Production increased by 28%, while aggregate gross cash costs increased by 15%.
The increase in aggregate costs was partly attributable to rising throughputs, however a large component of the cost increase was due to higher fuel costs. Power generation costs doubled compared with the June quarter, due to a 25% increase in heavy fuel oil (HFO) prices, and a significant increase in HFO consumption. The increase in HFO consumption was due to reduced geothermal power supply in the quarter, because of shortfalls in steam supply. Additional steam wells are being established in order to increase geothermal power generation in the fourth quarter.
Diesel prices were up 22% compared to the prior quarter, and volume consumed increased by 5%, leading to a rise in mining costs. Mining costs also were affected by increased mobile fleet maintenance expenses.
At Mt Rawdon, total cash costs were $459/oz for the quarter, compared with $455/oz for the June quarter, and gross cash costs rose 7% to $499/oz, again primarily due to rising fuel prices.
Favourable currency movements, particularly the fall in the Australian dollar compared with the US dollar, led to a small reduction in some costs in the quarter. Approximately one third of the Lihir Island cost base is denominated in Australian dollars.

Further Information

CONTACT FOR INVESTOR INFORMATION:	PRINCIPAL OFFICE

Joe Dowling	Level 7, Pacific Place
GM Corporate Affairs	Cnr Champion Parade & Musgrave Street
Tel: +61 7 3318 3308	Port Moresby, Papua New Guinea
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com	CORPORATE OFFICE

Level 9, 500 Queen St
Joel Forwood	Brisbane, Australia
Manager Investor Relations
Tel: +61 7 3318 3331	STOCK EXCHANGE LISTINGS
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com	Australian Securities Exchange (LGL)
NASDAQ National Market (LIHR)
Web site: www.LGLgold.com	Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)
SHAREHOLDER ENQUIRIES:
ISSUED CAPITAL
Queries related to share registry matters
should be directed to:	The current ordinary issued capital of the company is:

Computershare Investor Services	• 2,187,601 ,047 listed ordinary shares

Level 19, 307 Queen Street	• 585,984 listed restricted executive shares, and

Brisbane, Queensland 4000	• 161 ,527,405 B class shares
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152	DIRECTORS
Ross Garnaut — Chairman
Web site: www.computershare.com	Arthur Hood — Managing Director
Email: taylor.fam@computershare.com.au	Bruce Brook
Peter Cassidy
ADR DEPOSITARY:	Mike Etheridge

The Bank of New York	Winifred Kamit
Depositary Receipts Divison	Geoff Loudon
101 Barclay St, 22nd Floor	Alister Maitland
New York, New York 10286 USA
Tel:+1 212 815 3700	GROUP SECRETARY

Fax:+1 212 571 3050	Stuart MacKenzie
Web site: www.adrbny.com

FORWARD LOOKING STATEMENTS
This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”).
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cutoff grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this document includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies.
Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
COMPETENT PERSON
The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves at LGL is based on information compiled by Roy Kidd and Charles Carnie who are members of the Australian Institute of Geoscientists. Roy Kidd is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.
Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
Charles Carnie is a full time employee of Ballarat Goldfields Pty Ltd in the role of Geology Manager for the company. Charles Carnie has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Charles Carnie consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
This report is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au.
NOTE TO U.S. INVESTORS
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml.
NOTE TO CANADIAN INVESTORS
Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com).
Third Quarter Production Report to 30 Sept 2008 Page 11 of 11

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By: Name	/s/ Stuart MacKenzie Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: October 28, 2008